Filed by ICON plc
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: PRA Health Sciences, Inc.
(Commission File No. 001-36732)
Date: March 19, 2021

ICON plc emailed the following video communication to its employees on March 19, 2021 and also posted the video to its intranet site.

Transcript of Q&A with Steve Cutler and Brendan Brennan 19 March 2021

The following is a transcript of a video that was distributed to ICON employees on 19 March 2021.

Q	Steve, what stage is the company at in terms of appointing an integration lead and a third-party company to support the integration?

Steve: We have appointed Simon Holmes to be the integration lead, he will be full time on this for the next couple of years and the executive team has been looking at several consultancies to support the integration. We have been through a process last week and we will be selecting this week and we will be looking to make further announcements about that in the short-term.

Q.	How many employees do you see as being part of the core team and will employees outside of the core team have the opportunity to work on the integration?
A.
Steve: The numbers are to be determined - we are getting some advice from the consultants we have been talking to about that - but there will certainly be an opportunity for people, both fully dedicated, ICON and PRA employees, and part time as well. We want to make it a mix and we certainly want to get the best operational, business development, commercial, legal all that experience into those key work streams…that it important for us, and it will be a mix of both PRA and ICON employees as well. So there will be opportunities for people who want to be involved with the process.

Q.	Brendan, can you tell me about some of the work streams that will be part of the integration plan?
A.
Brendan: One of the things that will be super important over the next couple of quarters is actually focus and maintaining that operational delivery focus for our customers. I think that’s super important and will lead to this being a success, as well as obviously there being plenty of integration work to be done.

The main streams will be developed around the core principles of structure, people and process. So we will look at the overall structure of the organisation, what shape of an organisation we want to develop and that will set a lot of the structure that will follow from there, from the top down. The people and the communication plan are extraordinarily important.  We will continue to communicate and then obviously as we bed down those things - operational focus, people, culture - we will look eventually at the processes we run in the organisations and making sure that they are aligned with each other and that they can deliver growth for the organisation, but also consistent and easy to follow processes for both sets of teams.

Q.	Do you foresee any ICON offices closing as a result of the integration?
A.
Brendan: I think what we want at the end of this is a footprint that really makes sense for the combined organisation and of course there will be offices where we will have two in one city and that is sub-optimal. So there is certainly an opportunity for the consolidation of office footprints and what we really want, particularly as we have come through COVID, is to look proactively at our office footprint and what makes sense. So people will want flexibility as we go forward and I think a lot of people have found being home-based really useful as well. We will look at that and the absolute footprint in different cities around the world and look to have a vibrant office infrastructure that is fit for purpose and allows for flexibility. I think all of that said, there will be some consolidation, but I’m really looking to rethink the office footprint in a post COVID world.

Q.	Steve, when do you think the leadership team of the combined company will be announced?
A.
Steve: We are going through a process at the moment of getting to know the PRA folks, I am certainly meeting by video conference with them, talking to Colin Shannon on a regular basis, so I am getting the chance to get to know them and know their interests. In terms of timing, we haven’t made any final decisions as to what the timing will be, it will certainly be before closing. We will be making announcements of my direct reports and I hope the next level down as well before closing. That’s certainly the aim. We will make the date clear in terms of timing over the next couple of weeks.

Q.	Brendan, enhanced scale and capabilities are some of the key reasons for ICON and PRA coming together. Can you give some examples of where the combined company will have added scale?
A.
Brendan: Yes, it’s a great opportunity from that perspective. When we look at our overall infrastructure and you think of areas where we have been developing over the years, like in Asia-Pac, but now we are going to have significant scale in nearly all territories around the world. If you think of Japan, we will have more than a thousand people, in China we will have more than twelve hundred folks, so this really builds out our structural scale in a lot of geographies where we have been challenged and we have been looking to develop that scale.

I think also from a medical depth perspective, this is a huge opportunity to really increase that depth. PRA have significant strength and medical depth with their specialists in different therapeutic areas and I think that is another area where the combination will be very powerful, from a therapeutic perspective.

If you look at their service lines and what they will bring to us as an organisation, they bring a very sophisticated Early Phase business – we have one Early Phase unit in San Antonio but they have numerous, both in North America and in Western Europe. So that really brings a very strong offering, from that perspective. So I think from a service, therapeutic and geographical scale perspective, this will really build out all elements of the organisation.

Q.	Steve, can you clarify what you mean by healthcare intelligence in terms of the combined company, post close?
A.
Steve: For me, healthcare intelligence is really an extension of what we have been doing around our patient, site and data strategy. We collect data from a number of different sources, we are a very data-oriented organisation. The acquisition will bring us a number of other sources of data and technology, which we’re going to bring together in a way that allows us to be more intelligent in terms of how we use that data – the decisions we make from that data, for example finding patients, finding sites and doing our feasibility, running our protocols and doing simulations. So we want to take it to the next level, rather than just going about getting disparate sources of data and putting that together, we’re going to the next level, really looking at what sort of intelligence and what sort of actions we can take because of those new sources of data.

Q.	Are any customers concerned about possible disruption due to an integration of this scale and how can we alleviate any concerns that they have?
A.
Steve: Customer responses have been generally positive but I would say, to be honest, customers will tend to tell us what we want to hear and I think we should assume that there is a level of concern out there.  Even if they don’t express it directly, we should assume that they need reassurance in terms of the delivery of that work, we need to not just deliver what they’ve given us already, we need to double down on that and deliver ahead of schedule. We need to show them that this acquisition is not going to distract us in any way, shape or form. So we need to stay in touch with our customers, we need to make very regular contact, report where we are with their studies and ultimately deliver on their projects. There is no question that there will be a little bit of concern out there from customers – it would be very unlikely if there wasn’t – and we need to assume that is the case and double down on execution.

Q.	Brendan, there has been some movement on the share price since the initial announcement – can you explain some of the reasons behind that movement?
A.
Brendan: In deals such as this, where stock is involved, there will always be a bit of value that will effectively swap out from the acquiring company to the company that is being acquired. Obviously we’ve seen that and we would have expected that a little bit. There is also an element of some shareholders having come through past experiences of industry CRO consolidation, wanting to sit on the side-lines a little bit at this point or indeed they may want to rotate out at the moment. So I think this is to be expected, there is always going to be an element of stock price movement. Of course one of the things I say continuously is that our business is about building a business for the long term and not worrying about a stock price from day to day. If we continue to stay focused, and operationally deliver for our customers, that will fix the share price in terms of value and the value creation that we want to deliver for our shareholders.

Q.	Steve, what is your message to employees who might be concerned about integration?
A.
Steve: My message to employees is that we are two strong companies combining from a position of strength in an expanding market, that is going to lead to growth and opportunity in the medium to long term. We really think this union brings together two strong organisations and we are going to shake the market up as we get to closing and beyond. So for us and our employees, we believe we are going to be able to offer stronger and better career development opportunities – geographically, functionally, therapeutically – there will be many opportunities for our employees going forward. I would ask them all to be optimistic, to be positive, to get the work done for customers and to move forward in a way that looks to make us a really strong partner in a global development space going forward.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “ICON” and such terms as “the company,” “our,” “we,” “us” and “its” may refer to ICON public limited company, one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.